Exhibit 99.1

Genius Group Ltd. announces 60.68% revenue growth for the nine months ended September 30, 2022 and expansion of gross margin on a pro forma basis to 47.33%

●	Nine months ended September 30, 2022 revenue of $14.42 million, 60.68% growth over nine months ended September 30, 2021, and revenue of $24.67 million on a pro forma basis for the nine months ended September 30, 2022 (see explanation of pro forma financial information in Management’s Discussion of Financial Conditions and Results of Operations – Overview).

●	Gross margin of $4.90 million, or 33.96%, for the nine months ended September 30, 2022, compared to $2.96 million, or 32.95%, for the nine months ended September 30, 2021. Gross margin on a pro forma basis of $11.68 million or 47.33% for the nine months ended September 30, 2022.

●	EBITDA net loss of ($3.89) million, or ($0.19) per diluted share, for the nine months ended September 30, 2022, compared to EBITDA net loss of ($1.59) million, or ($0.10) per diluted share, for the nine months ended September 30, 2021. EBITDA net loss on a pro forma basis of ($2.99) million, or ($0.15) per diluted share, for the nine months ended September 30, 2022.

●	Net loss of ($6.09) million, or ($0.30) per diluted share, for the nine months ended September30, 2022, and net loss on a pro forma basis of ($5.26) million, for the same period.

●	Cash and equivalents as of September 30, 2022, of $8.97 million, compared to $1.78 million as of December 31, 2021.

●	Maintaining 2022 full-year pro forma revenue guidance of $35 million to $38 million, and revising adjusted EBITDA guidance for the full year to a loss of $4 million to $5 million , due to higher investment in education segment . We expect EBITDA to normalize in early 2023 .

●	On April 14, 2022, we consummated our initial public offering on the NYSE American (ticker: GNS), with the issuance of 3,763,636 ordinary shares at an initial offering price of $6.00 per share and net proceeds of $18.06 million.

●	On July 7, 2022, Genius Group Ltd. completed the acquisition of the University of Antelope Valley, a fully accredited university in Lancaster, California.

●	On August 24, 2022, Genius Group Ltd. sold a senior secured convertible note to an investor with principle of $18.13 million for a purchase price of $17.00 million.

●	On October 4, 2022, Genius Group Ltd. completed the acquisition of Revealed Films, a media production company that specializes in multi-part documentaries, based in Park City, Utah.

Singapore--(BUSINESS WIRE)-- Genius Group Ltd. (NYSE American: GNS), a world-leading entrepreneur Edtech and education group, today announced financial results for the nine months ended September 30, 2022.

Summary – Nine months ended September 30, 2022 Financial Results Compared to Nine months ended September 30, 2021:

●	Revenue of $14.42 million for the nine months ended September 30, 2022,, compared to $8.97 million for the nine months ended September 30, 2021.

●	Gross margin of 33.96% for the nine months ended September 30, 2022,, compared to 32.95% for the nine months ended September 30, 2021.

●	Operating loss of ($5.71) million for the nine months ended September 30, 2022, compared to an operating loss of ($2.33) million for the nine months ended September 2021.

●	Net loss after tax of ($6.09) million for the nine months ended September 30, 2022,, or ($0.30) per diluted share, compared to net loss of ($2.31) million, or ($0.14) per diluted share, for the nine months ended September 30, 2021.

●	Cash and equivalents of $8.97 million, as of September 30, 2022, compared to $1.78 million as of December 31, 2021. Restricted cash of $11.33 million, as of September 30, 2022, which was generated by the convertible note offering in August 2022.

Key Business Metrics

We monitor the key business metrics and non-IFRS financial measures set forth below to help us evaluate our business and growth trends, set growth targets and budgets, and measure the effectiveness of our sales and marketing efforts. These key business metrics and non-IFRS financial measures are presented for supplemental informational purposes only, are not a substitute for IFRS financial measures, and may differ from similarly titled metrics or measures presented by other companies. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Key Business Metrics and Non-IFRS Financial Measures” for detailed descriptions of the measures and metrics shown below.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

We believe that we are a world leading entrepreneur Edtech and education group based on student numbers, with a student base of 3.01 million students at the end of September 30, 2022, and an average of approximately 9,000 new students joining our GeniusU platform each week in 2022. Our mission is to disrupt the current education model with a personalized, student-centered, AI based lifelong learning curriculum that prepares students with the leadership, entrepreneurial and life skills to succeed in today’s market.

To help achieve our mission, we have recently completed an IPO on NYSE American, on April 14, 2022.

Of the 3.01 million students on GeniusU on September 30, 2022, 2.97 million were free students, 41,282 had upgraded to paying students and 10,751 had upgraded to become faculty or partners. Total students grew by 17% annually with 343,696 new students during the nine months ended September 30, 2022, paying students grew by 14% annually and our faculty and partners grew by 7% annually as we released a range of new tools on GeniusU for teachers, trainers and mentors to create their own events, courses and products. These annual growth rates are in line with our historic annual growth rates for GeniusU, with our conversion rates from free to paying students remaining at above 1% and our attrition level of members and partners remaining below 5%.

Our financial growth model is based on a combination of four main factors:

1.	Inorganic growth by acquisition of education companies that add valuable courses, content, accreditation, campuses, faculty and students to our Group.

2.	Growth of our Edtech platform GeniusU as a result of converting the content, accreditation, faculty and students of our acquisition companies into online courses that can be delivered globally.

3.	Additional internal growth of GeniusU, with its digital curriculum and global student base, via wholly owned curriculum, hosting partners, and their content.

4.	Accelerated growth of each of our companies within the Group, as a result of expanding the Edtech business model within each company and gaining the benefit of the AI, digital marketing, customer intelligence and global community that GeniusU provides.

To provide an accurate discussion and analysis of financial condition and results of operation, the financial reports provided and discussed below are grouped in the following two sections:

⮚	Financials for the Group including acquired companies results for acquisitions closed before September 30, 2022 : Audited financials provided for the financial years ended December 31, 2021 and 2020, including Genius Group Ltd, GeniusU Ltd (launched October 2019), Entrepreneurs Institute (acquired August 2019), and Entrepreneur Resorts (acquired July 2020) as if they were operating as one group in both years and unaudited financials provided for the nine-month period ended September 30, 2022 which further includes Property Investors Network (acquired April 2022), Education Angels (acquired April 2022), E-Squared Education (acquired May 2022), and University of Antelope Valley (acquired July 2022), with consolidated results since acquisition date in 2022.

⮚	Pro forma financials for Genius Group (The full Group including the Group and all Acquisitions YTD): Unaudited pro forma financials provided for the nine-month period ended September 30, 2022, for the full Group, including all the acquired companies YTD as if they were operating as one during these periods and include an acquisition: Revealed Film (acquired October 2022).

Results of Operations

Nine Months Ended September 30, 2022, Compared to Nine Months Ended September 30, 2021

The below discussion and analysis are for the unaudited financial statements for the nine months ended September 30, 2022, compared to the nine months ended September 30, 2021. For simplicity, any reference to the YTD September 2022 is with reference to the financial statements as of and for nine months ended September 30, 2022, and any reference to the YTD September 2021 is with reference to the financial statements as of and for the nine months ended September 30, 2021.

Discussion and analysis are also included for the YTD September 2022 pro forma financials for Genius Group, including the unaudited financials for the Group, and the financials all of the YTD Acquisitions (including the financials of University of Antelope Valley, Property Investors Network, Education Angels, E-Squared and Revealed Films).

For clarity, each section below has separate paragraphs with discussion and analysis first for the Group unaudited financials, followed by discussion and analysis for the Genius Group pro forma financials (including the Acquisitions).

Revenue: Our Group revenues increased from $8.97 million in YTD September 2021 to $14.42 million in YTD September 2022. This was driven by an increase of 23.63% in our Digital Education Revenue from $6.80 million to $8.41 million. The campus revenue improved by 46% from $2.17 million in YTD September 2021 to $3.17 million in YTD September 2022. This was due to increased demand as a result of the gradual lifting of COVID-19 restrictions. Total revenue on a pro forma basis was $24.67 million from the combination of $14.42 million in revenue from the Group, and $10.25 million in revenue from the Acquisitions.

Our two main revenue segments are Education Revenue and Campus Revenue. Education Revenue consists of Digital Education Revenue, where the courses are delivered virtually on GeniusU, and In-Person Education Revenue, where the courses are delivered to our students with the aid of our faculty in-person. Campus Revenue consists of revenue we generate from our locations through accommodation, food and beverage charges. The following table shows the breakdown of this revenue into segments for both Genius Group, on a pro forma basis and unaudited/audited basis:

	Genius Group Pro forma Nine Months Ended (USD 000’s)	Group Unaudited Financials Nine Months Ended (USD 000’s)		Group Audited Financials Year Ended (USD 000’s)
	September 30, 2022	September 30, 2022	September 30, 2021	December 31, 2021	December 31, 2020
Digital Education Revenue	14,132	8,410	6,802	9,677	5,298
In-Person Education Revenue	7,367	2,838	0	0	320
Total Education Revenue	21,499	11,248	6,802	9,677	5,618
Campus Revenue	3,168	3,168	2,169	3,101	2,016

Total Revenue	24,667	14,416	8,971	12,778	7,634

Cost of Revenue: The Group’s cost of revenue was $9.52 million in YTD September 2022 with $4.90 million in gross profit, and a 33.96% gross margin, compared to cost of revenue of $6.02 million in YTD September 2021 with $2.96 million in gross profit. Our cost of revenue declined in percentage terms in 2022 as a result of improved results from our campus business which has a higher gross margin. To date we have been maintaining a balance between growth and a positive gross margin in which we are not being overly aggressive in our spending on marketing, and this is reflected in our current gross margin.

Genius Group’s pro forma cost of revenue in YTD September 2022 was $12.99 million, delivering a gross profit of $11.68 million and a 47.33% gross margin. By owning the majority of our own curriculum and courses across all companies and acquisitions, we are focused on maintaining a low cost of content and a high gross margin. The cost of revenue that we do incur is mainly our customer acquisition costs and our faculty costs.

Operating Expenses: The Group had a net operating expense of $10.85 million in the YTD September 2022 compared to $5.35 million in YTD September 2021. Approximately 60% of our operating expense is our staff costs, with the remaining in development costs, marketing, rental and general expenses. The increase in our operating expenses is the result of the growth in our operations, acquisition of companies, the expansion of our curriculum and preparations for our IPO and listing. As with our cost of goods sold, historically we have been managing our overhead to maintain a sustainable growth rate, in order that additional funds raised may be invested largely in acquisitions.

Genius Group’s pro forma operating expenses were $17.50 million for YTD September 2022. Most of our acquisitions have a similar cost model to our Group and a similar set of operating expenses as education companies, which are largely staff costs, with the remaining in marketing rental and general expenses.

Non-IFRS Financial Measure — Adjusted EBITDA: We have included Adjusted EBITDA because it is a key measure used by our management and board of directors to understand and evaluate our core operating performance and trends, to prepare and approve our annual budget and to develop short- and long-term operational plans. In particular, the exclusion of certain expenses in calculating Adjusted EBITDA can provide a useful measure for period-to-period comparisons of our core business.

We calculate Adjusted EBITDA as net profit / loss for the period plus income taxes and social contribution plus / minus finance revenue /expense result plus depreciation and amortization plus share-based compensation expenses plus bad debt provision.

	Genius Group Pro forma Nine Months Ended (USD 000’s)	Group Unaudited Financials Nine Months Ended (USD 000’s)		Group Audited Financials Year Ended (USD 000’s)
	September 30, 2022	September 30, 2022	September 30, 2021	December 31, 2021	December 31, 2020
Net Loss	(5,262)	(6,089)	(2,312)	(4,489)	(3,192)
Tax Expense	(60)	(60)	(38)	(129)	69
Interest Expense, net	145	83	126	450	854
Depreciation and Amortization	1,426	1,417	555	1,575	1,571
Goodwill Impairments	480	480	0	0	0
Stock Based Compensation	262	262	121	294	399
Bad Debt Provision	21	21	(39)	(39)	162
Adjusted EBITDA	(2,988)	(3,886)	(1,587)	(2,338)	(137)

The Group had a negative Adjusted EBITDA of ($3.89) million for YTD September 2022 compared to a negative of ($1.59) million for YTD September 2021. The negative Adjusted EBITDA of ($3.89) million as of YTD September 2022 due to higher investments in infrastructure, marketing spend and senior leadership positions.

While we have registered a small negative EBITDA in our historic financials, our management view is to maintain a balance between growth and sustainability while developing scalable infrastructure. We expect EBITDA to normalized early 2023.

Cash and Cash Equivalents: The Group held $8.97 million in cash and cash equivalents as of September 30, 2022, and $1.78 million as of December 31, 2021.

Current Assets: The Group’s current assets increased from $6.50 million as of December 31, 2021 to $36.23 million as of September 30, 2022, with a current ratio of 2.23 as of September 30, 2022 compared to 0.91 as of December 31, 2021. The largest current asset items in our Group are restricted cash of $11.33 million, cash and cash equivalents of $8.97 million, accounts receivable of $7.07 million, other accounts receivable of $4.02 million, prepaid expenses of $2.54 million and due from related parties of $1.79 million. Our Group is largely a business with customer payments made at the time of enrollment and often in advance, which is also reflected below in our deferred revenue. The exception to this is our annual memberships and education programs, where payment is made in installments.

Genius Group’s pro forma total current assets was $33.96 million as of September 30, 2022, giving a current ratio of 1.95. Current ratio is calculated as total current assets divided by total current liabilities.

Non-Current Assets: The Group’s non-current assets grew from $11.10 million in 2021 to $46.97 million as of September 30, 2022. This is mainly due to the acquisition of Property Investors Network, Education Angels, E-Squared and University of Antelope Valley.

Genius Group’s pro forma total non-current assets was $57.98 million as of September 30, 2022. These non-current assets are largely the result of the intangible assets and goodwill related to the acquisitions. Management has made estimates regarding the purchase price allocations for these acquisitions.

Current Liabilities: The Group’s current liabilities increased from $7.14 million as of December 31, 2021 to $16.22 million as of September 30, 2022. The largest items in our current liabilities were deferred revenue which grew from $2.56 million as of December 31, 2021 to $5.94 million in 2022, convertible note which increased from $0.51 million as of December 31, 2021 to $4.19 million as of September 30, 2022, accrued expenses and other current liabilities which grew from $2.06 million as of December 31, 2021 to $2.93 million as of September 31, 2021. The other significant components are accounts payable which grew from $1.08 million as of December 31, 2021 to $1.68 million as of September 30, 2022.

Genius Group’s pro forma total current liabilities was $17.38 million as of September 30, 2022.

Non-Current Liabilities: The Group’s non-current liabilities increased from $2.47 million as of December 31 2021 to $14.16 million as of September 30, 2022. The largest items in this amount were $7.61 million in right of use liabilities of which $7.2 million is an adjustment due to the GAAP to IFRS adjustment for University of Antelope Valley on its operating lease liabilities The additional increase was due to convertible loan issuance in August 2022 of $17 million with net increase of $3.29 million under non-current liabilities, deferred tax liability grew from $0.72 million in 2021 to $2.20 million in 2022, loan payable balance of $1.05 million as of September 30, 2022 compared to $0.09 as of December 31, 2021 which is due to payables in two of the acquired companies. Genius Group’s pro forma total non-current liabilities was $14.32 million as of September 30, 2022.

Stockholders’ Equity: The Group’s stockholders’ equity grew from $7.99 million as of December 31, 2021 to $52.83 million as of September 30, 2022. This growth in stockholders’ equity reflects management’s strategy of growing sustainably through acquisitions and organic growth.

During YTD September 2022, the Company issued a convertible note of $17.00 million and accounted $8.58 million to equity for the potential conversion from debt to equity. The Company also issued GeniusU Limited ordinary shares with a value of $2,556,739 in exchange for cash. Genius Group issued 3,763,636 as a part of its public listing on the NYSE and received total IPO net proceeds of $18.06 million. During YTD September 2022, the Company closed four acquisitions and issued shares for the consideration of $27.05 million.

Genius Group’s pro forma total stockholders’ equity in YTD September 2022 was $60.25 million. This includes the issuance of shares for the acquisition of Revealed Films for $7.00 million.

Liquidity and Capital Resources

In April 2022, the Company completed its Initial Public Offering and listing on the New York Stock Exchange. Total IPO net proceeds were $18.06 million.

In August 2022, the Company completed a convertible note offering with Aryton Capital for $17.00 million of which $5.67 million was received in September 2022 and balance of $11.33 million is held in the restricted cash account.

Our principal sources of liquidity are our cash and cash equivalents, short term investments, and cash generated from operations. Cash and cash equivalents and short-term investments consist mostly of cash on deposit with banks. As of September 30, 2022, we had cash and cash equivalents of $8.97 million maintained at various financial institutions.

Subsequent events

On October 4, 2022, Genius Group Ltd. completed the acquisition of Revealed Films, a media production company that specializes in multi-part documentaries, based in Park City, Utah. Please see our Report on Form 6-K filed with the U.S. Securities and Exchange Commission on October 5, 2022, for more information on this acquisition.

2022 Guidance

Pro forma annual revenue of $35.0M - $38.0M

Pro forma adjusted EBITDA Loss of $4M - $5M

Weighted average share count of 22,580,739

Number of students (and users) 4.4M - 4.6M

GENIUS GROUP LIMITED AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(In US Dollars)

	As of September 30,	As of December 31,
	2022	2021
	(Unaudited)	(Audited)
Assets
Current Assets
Cash and cash equivalents	$8,972,559	$1,784,938
Restricted Cash	11,333,283	-
Accounts receivable, net	7,074,898	1,018,003
Other receivables	4,018,845	66,000
Due from related parties	1,790,417	44,245
Inventories	491,604	92,530
Prepaid expenses and other current assets	2,543,792	3,490,446
Total Current Assets	36,225,398	6,496,162
Property and equipment, net	7,553,384	6,776,116
Operating lease right-of-use asset	8,012,578	1,077,241
Investments at fair value	247,599	29,069
Goodwill	22,206,302	1,320,100
Intangible assets, net	8,954,207	1,394,969
Other non-current assets	-	501,750
Total Assets	83,199,468	17,595,407
Liabilities and Stockholders’ Equity
Current Liabilities
Accounts payable	1,678,078	1,078,381
Accrued expenses and other current liabilities	2,925,349	2,064,302
Deferred revenue	5,942,897	2,561,912
Operating lease liabilities – current portion	643,866	436,271
Income tax payable	261,217	-
Loans payable – current portion	65,964	65,415
Loans payable – related parties – current portion	504,988	425,551
Convertible debt obligations, current portion	4,193,078	507,765
Total Current Liabilities	16,215,437	7,139,597
Due to related parties	1,593	-
Operating lease liabilities – non-current portion	7,610,252	894,589
Loans payable – non-current portion	1,052,254	85,858
Convertible debt obligations, non-current portion	-	766,245
Deferred tax liability	2,203,632	723,122
Convertible note	3,288,771	-
Total Liabilities	30,371,939	9,609,411
Commitments and Contingencies Stockholders’ Equity:
Contributed capital	102,429,144	50,924,276
Subscriptions receivable	(1,954,415)	(1,900,857)
Reserves	(35,999,824)	(31,888,638)
Accumulated deficit	(18,502,842)	(13,493,684)
Capital and reserves attributable to owners of Genius Group Ltd	45,972,063	3,641,097
Non-controlling interest	6,855,466	4,344,899
Total Stockholders’ Equity	52,827,529	7,985,996
Total Liabilities and Stockholders’ Equity	83,199,468	17,595,407

GENIUS GROUP LIMITED AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(In US Dollars)

	Nine Months Ended September 30,	Nine Months Ended September 30,
	2022	2021
	(Unaudited)	(Unaudited)
Revenue	$14,415,681	$8,971,423
Cost of revenue	(9,519,540)	(6,015,497)
Gross profit	4,896,141	2,955,926
Operating (Expenses) Income
General and administrative	(10,668,488)	(5,036,086)
Depreciation and amortization	(178,478)	(316,721)
Other operating income	140,082	28,921
Loss from foreign currency transactions	104,577	36,117
Total operating expenses	(10,602,307)	(5,287,769)
Loss from Operations	(5,706,166)	(2,331,843)
(Expense) Income
Interest expense, net	(83,196)	(125,518)
Impairment loss	(480,272)	—
Other income	121,034	107,228
Total Other Expense	(442,434)	(18,290)
Loss Before Income Tax	(6,148,600)	(2,350,133)
Income Tax Benefit (Expense)	59,616	37,713
Net Loss	(6,088,984)	(2,312,420)
Other comprehensive income:
Foreign currency translation	(42,423)	(15,066)
Total Comprehensive Loss	(6,131,407)	(2,327,486)
Total Comprehensive Loss is attributable to:
Owners of Genius Group Ltd	(5,880,980)	(2,232,424)
Non-controlling interest	(250,427)	(95,062)
Total Comprehensive Loss	(6,131,407)	(2,327,486)
Weighted-average number of shares outstanding, basic and diluted	19,966,999	16,155,180
Basic and diluted earnings (loss) per share from continuing operations	(0.30)	(0.14)

GENIUS GROUP LIMITED AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

AS OF DECEMBER 31, 2021, AND SEPTEMBER 30, 2022

(In US dollars)

	Contributed	Non-controlling	Subscriptions	Foreign		Accumulated	Total
	Capital	Interest	Receivable	Currency	Reserves	Deficit	Equity
Balance, December 31, 2020, (audited)	$50,630,439	$257,154	$(1,900,857)	$1,788,051	$(33,900,850)	$(9,167,848)	$7,706,089
Net loss	—	—	—	—	—	(4,489,198)	(4,489,198)
Adjustment against capital and retained earnings	—	—	—	—	(16,517)	—	(16,517)
Foreign currency translation adjustments	—	—	—	230,081	—	—	230,081
Shares issued for cash	3,127,442	—	—	—	—	—	3,127,442
Shares issued in satisfaction of liability	—	—	—	—	—	—	—
Shares issued for conversion of convertible notes	181,175	—	—	—	—	—	181,175
Funds received for shares to be issued	—	953,087	—	—	—	—	953,087
Share based compensation	293,837	—	—	—	—	—	293,837
Non-controlling interest	(3,308,617)	3,134,658	—	10,597	—	163,362	-

Balance, December 31, 2021 (audited)	50,924,276	4,344,899	(1,900,857)	2,028,729	(33,917,367)	(13,493,684)	7,985,996

Net loss	—	—	—	—	—	(6,088,984)	(6,088,984)
Foreign currency translation adjustments	—	—	—	42,423	—	—	42,423
Proceeds from IPO (net)	15,402,858	—	—	—	—	—	15,402,858
Shares options Genius Group IPO April 2022	273,476	—	—	—	—	—	273,476
Shares issued for cash	—	2,556,739	—	—	—	—	2,556,739
Convertible notes, potential conversion	8,807,142	—	—	—	—	—	8,807,142
Shares issued for IPO acquisition	27,046,599	—	—	—	—	—	27,046,599
Adjustment against capital and retained earnings	(286,757)	127,868	(53,558)	16,386	(4,169,995)	905,786	(3,460,271)
2021 Genius Group Employee Shares options	68,085	—	—	—	—	—	68,085
Share based compensation	195,223	—	—	—	—	—	195,223
2022 Management Options	(1,758)	—	—	—	—	—	(1,758)
Non-controlling Interest	—	(174,040)	—	—	—	174,040	—

Balance, September 30, 2022 (unaudited)	102,429,144	6,855,466	(1,954,415)	2,087,538	(38,087,362)	(18,502,842)	52,827,529

GENIUS GROUP LIMITED AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(In US Dollars)

	For the Nine Months Ended September 30, 2022	For the Year Ended December 31, 2021
	(Unaudited)	(Audited)
Cash Flows From Operating Activities
Net loss	$(6,088,984)	$(4,489,198)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation	261,550	293,837
Depreciation and amortization	1,452,431	1,574,913
Deferred tax liability	—	105,650
Amortization of debt discount	—	140,837
Provision for doubtful debts	—	(39,108)
Amortization of tax liability	(65,057)	—
Impairment loss	480,372	—
Loss on foreign exchange transactions	(104,577)	153,692
Interest expense on lease liabilities	3,690	131,291
Changes in operating assets and liabilities:
Accounts receivable	(2,355,320)	(30,554)
Other receivable	—	(66,000)
Prepaid expenses and other current assets	(817,727)	(1,927,176)
Inventory	(399,074)	20,013
Accounts payable	256,835	256,562
Accrued expenses and other current liabilities	(1,444,596)	254,080
Deferred revenue	2,072,996	1,015,200
Deferred tax liability	—	(257,953)
Other non-current liabilities	—	(217,291)
Total adjustments	(658,477)	1,407,993
Net Cash Used In Operating Activities	(6,747,461)	(3,081,205)
Cash Flows From Investing Activities
Purchase of intangible assets	(643,157)	(804,314)
Proceeds from Sale/(Purchase) of equipment	68,867	(77,797)
Acquisition of PIN, EA and ESQ	(8,788,989)	—
Deposit on investment in UAV	—	—
Investment at fair value	(218,530)
Net Cash Used In Investing Activities	(9,581,809)	(882,111)
Cash Flows From Financing Activities
Amount due to/from related party	(128,941)	(154,345)
Proceeds from sale of future shares	—	953,087
Proceeds from equity issuances, net of issuance costs	2,605,215	3,127,442
Proceeds from IPO, net	18,060,447	—
Proceeds from convertible debt, net of issuance costs	4,155,495	—
Issuance from convertible debt	(147,582)	—
Operating lease liability payments	(678,039)	(758,522)
Proceeds/ (Repayments) of loans payable	(425,804)	(71,967)
Net Cash Provided By Financing Activities	23,440,791	3,095,695
Effect of Exchange Rate Changes on Cash	76,100	379,408
Net Increase (Decrease) In Cash	7,187,621	(488,213)
Cash – Beginning of year	1,784,938	2,273,151
Cash – End of period	8,972,559	1,784,938

Summary Combined Consolidated Financial Data

	Unaudited Financials Nine Months Ended (USD 000’s)		Audited Financials Year Ended (USD 000’s)
Summary Income Data:	September 30, 2022	September 30, 2021	December 31, 2021	December 31, 2020
Sales	14,416	8,971	12,778	7,634
Cost of goods sold	(9,520)	(6,015)	(10,021)	(4,134)
Gross profit (Loss)	4,896	2,956	2,757	3,500
Other Operating Income	245	65	324	11
Operating Expenses	(10,847)	(5,353)	(7,250)	(6,192)
Operating profit (Loss)	(5,706)	(2,332)	(4,169)	(2,681)
Other income	121	107	-	412
Other Expense	(563)	(126)	(449)	(854)
Net Income (Loss) Before Tax	(6,148)	(2,351)	(4,618)	(3,123)
Tax Expense	60	38	129	(69)
Net Income (Loss) After Tax	(6,088)	(2,313)	(4,489)	(3,192)
Other Comprehensive Income	(43)	(15)	230	2,129
Total Income (Loss)	(6,131)	(2,328)	(4,259)	(1,063)
Net income per share, basic and diluted	-0.30	-0.14	-0.28	-0.25
Weighted-average number of shares outstanding, basic and diluted	19,966,999	16,155,180	16,155,810	12,575,605

	Unaudited Financials Nine Months Ended, (USD 000’s)	Audited Financials Year Ended (USD 000’s)
	September 30, 2022	December 31, 2021	December 31, 2020
Summary Balance Sheet Data:
Total current assets	36,225	6,496	4,937
Total non-current assets	46,974	11,099	12,021
Total Assets	83,199	17,595	16,958
Total current liabilities	16,215	7,140	5,379
Total non-current liabilities	14,157	2,470	3,873
Total Liabilities	30,372	9,610	9,252
Total Shareholders’ Equity	52,827	7,985	7,706
Total Liabilities and Shareholders’ Equity	83,199	17,595	16,958

Pro Forma Financials

Pro forma financials for Genius Group (The full Group including the Group and all the YTD Acquisitions): Unaudited pro forma financials provided for the period ended September 30, 2022, for the full Group, including all the Acquisitions companies as if they were operating as one during these periods. The acquisitions included in the table below are Property Investors Network (acquired April 30, 2020), Education Angels (acquired April 30, 2022), E-Square (acquired May 31, 2022), University of Antelope Valley (acquired July 07, 2022) and Revealed Films (acquired October 04, 2022).

Genius Group Pro forma Nine Months Ended (USD 000’s)
Summary Income Statement	September 30, 2022
Sales	24,667
Cost of goods sold	(12,992)
Gross profit (Loss)	11,675
Other Operating Income	245
Operating Expenses	(17,495)
Operating profit (Loss)	(5,575)
Other income	879
Other Expense	(625)
Net Income (Loss) Before Tax	(5,321)
Tax Expense	60
Net Income (Loss) After Tax	(5,261)
Other Comprehensive Income	(43)
Total Income (Loss)	(5,304)
Net income per share, basic and diluted	(0.26)
Weighted-average number of shares outstanding, basic and diluted	19,966,999

Genius Group Pro forma Nine Months Ended (USD 000’s)
Adjusted EBITDA	September 30, 2022
Net Income (Loss)	(5,262)
Tax Expense	(60)
Interest Expense, net	145
Depreciation and Amortization	1,426
Goodwill Impairments	480
Stock Based Compensation	262
Bad debt Provision	21
Adjusted EBITDA	(2,988)

Genius Group Pro forma Nine Months Ended (USD 000’s)
September 30, 2022
Summary Balance Sheet Data:
Total current assets	33,962
Total non-current assets	57,983
Total Assets	91,945
Total current liabilities	17,382
Total non-current liabilities	14,317
Total Liabilities	31,699
Total Shareholders’ Equity	60,246
Total Liabilities and Shareholders’ Equity	91,945